UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a press release of Golden Ocean Group Ltd. (the “Company”) dated January 2, 2024, announcing the appointment of Mr. Lars-Christian Svensen as the Chief Executive Officer of Golden Ocean Management AS with effect from January 1, 2024.

The information contained in this Report on Form 6-K, except for the commentary of Ola Lorentzon and Lars-Christian Svensen, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266220) filed with the U.S. Securities and Exchange Commission with an effective date of July 19, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Peder Simonsen
Date: January 2, 2024	Name: Peder Simonsen
Title: Principal Financial Officer